agi

Unaudited Interim Condensed Consolidated Financial Statements

AGI Inc

agi
agibank
Great to see you again, Taylor!
Ready to get started?
Sign In
Sign In with Password

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Management and Shareholders of

AGI Inc

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of AGI Inc (the “Company”) as at June 30, 2026, which comprise the interim consolidated statement of financial position as at June 30, 2026 and the related interim consolidated statements of profit or loss and of comprehensive income for the three and six-month periods then ended, changes in equity and cash flows for the six months period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil

August 05, 2026

Index to Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Consolidated Statement of Financial Position	3
Unaudited Interim Consolidated Statement of Profit or Loss	4
Unaudited Interim Consolidated Statement of Comprehensive Income	5
Unaudited Interim Consolidated Statement of Changes in Equity	6
Unaudited Interim Consolidated Statement of Cash Flows	7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	8
1. General Information	8
1.1 Initial Public Offering (“IPO”)	9
1.2 Corporate Reorganization and Capital Restructuring	9
2. Basis of preparation	10
3. Summary of significant accounting policies	13
4. Significant accounting judgements, estimates and assumptions	13
5. Cash and Cash Equivalents	14
6. Financial Instruments	14
6.1 Financial assets measured at fair value through profit or loss (FVTPL)	14
6.2 Financial Assets Measured at Amortized Cost	16
6.3 Allowance for Expected Credit Losses expense in the income statement	20
6.4 Financial Liabilities Measured at Amortized Cost	22
6.5 Financial Instruments Measured at fair value through profit or loss - Derivative Financial Instruments – Hedge	24
7. Income Taxes, Social Contribution and Other Taxes	28
8. Property and Equipment	29
9. Intangible Assets	30
10. Leases	30
11. Other Assets	31
12. Provision for contingencies	32
13. Other Liabilities	33
14. Obligations related to credit assignments	33
15. Equity	34
16. Net Interest Income	38
17. Operating Expenses and other Revenues	38
18. Other income (expenses), net	39
19. Related parties	39
20. Non-cash items	40
21. Sensitivity analysis	40
22. Capital Management	43
23. Risk Management and Financial Instruments	45

Unaudited Interim Consolidated Statement of Financial Position

As of June 30, 2026 and December 31, 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Assets	Note	June 30, 2026	December 31, 2025
Cash and balances with banks	5	752,128	327,293
Financial assets		47,179,352	44,360,860
At fair value through profit or loss	6.1	1,890,820	3,102,639
At amortized cost	6.2	45,288,532	41,258,221
Securities		4,279,830	2,474,971
Debentures		6,159,546	5,681,078
Compulsory deposits with the Brazilian Central Bank		-	660,772
Loans to customers		37,075,843	34,855,041
(-) Allowance for expected credit loss	6.3	(2,226,687)	(2,413,641)
Deferred tax assets	7	1,318,487	1,447,319
Property and equipment	8	101,903	92,413
Intangible assets	9	227,683	182,205
Right-of-use assets	10	200,969	211,697
Other assets	11	1,328,526	1,115,565

Total assets		51,109,048	47,737,352

Liabilities
Financial Liabilities		31,586,524	31,894,161
At fair value through profit or loss	6.5	270,262	115,077
At amortized cost	6.4	31,316,262	31,779,084
Demand deposits and Time deposits		18,980,916	20,850,682
Funds from acceptances and issuance of securities		6,285,038	6,170,529
Loans and borrowing		1,502,534	747,088
Debt issued and other borrowed funds		756,614	759,339
Repurchase agreements		300,009	-
Debentures (from Repurchase Agreements)		3,491,151	3,251,446
Provision for contingencies	12	322,471	310,343
Other liabilities	13	880,014	1,330,741
Obligations related to credit assignments	14	13,158,101	10,397,345
Lease liabilities	10	237,923	248,280
Deferred tax liabilities	7	124,800	382,874

Total liabilities		46,309,833	44,563,744

Equity
Share capital		40	2,622,165
Share Premium reserve		3,910,989	-
Treasury shares		(16,965)	(1,297)
Reserves		519,185	544,194
Retained earnings		386,811	11,825
Other comprehensive income		(845)	(3,279)

Total equity	15	4,799,215	3,173,608

Total liabilities and equity		51,109,048	47,737,352

2q26	3

Unaudited Interim Consolidated Statement of Profit or Loss

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

		Three-month period ended		Six-month period ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest income using the effective interest method	16	2,830,085	2,216,083	5,540,204	4,281,193
Interest expense using the effective interest method	16	(1,734,565)	(1,131,320)	(3,361,876)	(2,081,406)
Net interest income		1,095,520	1,084,763	2,178,328	2,199,787
Gain on financial assets at fair value through profit or loss		205,333	87,926	391,081	131,798
Commissions, banking fees and other revenues from services	17.a	135,552	206,520	236,267	522,415
Operating income		1,436,405	1,379,209	2,805,676	2,854,000

(-) Expected credit losses	6.3	(562,210)	(351,478)	(1,061,191)	(712,932)
Personnel expenses	17.c	(131,525)	(143,919)	(222,095)	(231,488)
Selling, general and administrative expenses	17.b	(470,128)	(330,964)	(851,958)	(648,793)
Tax expenses	17.d	(109,897)	(118,354)	(220,943)	(266,214)
Depreciation and amortization		(57,791)	(48,456)	(111,478)	(95,385)
Operating expenses		(1,331,551)	(993,171)	(2,467,665)	(1,954,812)

Net operating income		104,854	386,038	338,011	899,188

Other income (expenses), net	18	10,122	(19,020)	(6,963)	(20,500)
Income before income tax and social contribution		114,976	367,018	331,048	878,688
Current income tax and social contribution	7	84,466	(58,742)	(95,217)	(292,851)
Deferred income tax and social contribution	7	834	(44,340)	150,980	34,568
Net income for the period		200,276	263,936	386,811	620,405
Attributable to the owners of the parent		200,276	262,747	386,811	612,730
Attributable to non-controlling interests		-	1,189	-	7,675

Basic and diluted earnings per share – R$
Common shares	15	1.40	1.94	2.79	4.72

2q26	4

Unaudited Interim Consolidated Statement of Comprehensive Income

For three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Three-month period ended		Six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income for the period	200,276	263,936	386,811	620,405
Items that may be reclassified to profit or loss	2,629	(18,094)	2,434	(55,611)
Fair value changes in cash flow hedges	4,781	(32,900)	4,426	(101,111)
(-) Tax effect	(2,152)	14,806	(1,992)	45,500
Subtotal	2,629	(18,094)	2,434	(55,611)
Total comprehensive income	202,905	245,842	389,245	564,794
Comprehensive income attributable to the equity owners of the parent.	202,905	244,653	389,245	557,119
Comprehensive income attributable to non-controlling interests	-	1,189	-	7,675

2q26	5

Unaudited Interim Consolidated Statement of Changes in Equity

For the six-month period ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Share capital	Share Premium Reserve	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity
Balances as of December 31, 2024	1,673,000	-	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714
Net income for the period	-	-	-	-	612,730	-	612,730	7,675	620,405
Cash flow hedge, net	-	-	-	-	-	(55,611)	(55,611)	-	(55,611)
Capital increase	20,000	-	-	380,000	(382,800)	-	17,200	(17,200)	-
Usufruct dividends	-	-	-	-	(103,811)	-	(103,811)	-	(103,811)
Treasury shares	-	-	1,157	(344)	-	-	813	-	813
Acquisition of Control	-	-	-	-	104,475	-	104,475	(104,475)	-
Balances as of June 30, 2025	1,693,000	-	-	967,326	283,320	(5,759)	2,937,887	623	2,938,510

Balances as of December 31, 2025	2,622,165	-	(1,297)	544,194	11,825	(3,279)	3,173,608	-	3,173,608
Capital restructuring	(2,622,130)	2,829,584	1,297	(25,009)	(11,825)	-	171,917	-	171,917
Issuance of common shares – Series A	5	1,239,643	-	-	-	-	1,239,648	-	1,239,648
Transactions costs from IPO	-	(165,585)	-	-	-	-	(165,585)	-	(165,585)
Partnership program exercised (note 19b)	-	7,347	-	-	-	-	7,347	-	7,347
Net income for the period	-	-	-	-	386,811	-	386,811	-	386,811
Cash flow hedge, net	-	-	-	-	-	2,434	2,434	-	2,434
Repurchase of Treasury shares	-	-	(16,965)	-	-	-	(16,965)	-	(16,965)
Balances as of June 30, 2026	40	3,910,989	(16,965)	519,185	386,811	(845)	4,799,215	-	4,799,215

2q26	6

Unaudited Interim Consolidated Statement of Cash Flows

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	June 30, 2026	June 30, 2025
Net income	386,811	620,405
Expected credit losses	1,061,191	712,932
Depreciation and amortization	111,478	95,385
Provision for contingencies	126,936	144,856
Deferred income tax and social contribution	(150,980)	(34,568)
Interest on leases	16,564	15,532
Results on disposal of property and equipment and intangible assets	12,216	300
Interest expense on loans and borrowings	31,775	29,819

Net changes in operating assets and liabilities
(Increase)/decrease in:
Financial assets measured at fair value through other comprehensive income	-	(926)
Financial assets measured at fair value through profit or loss	1,541,106	(1,963,533)
Financial assets measured at amortized cost	(5,316,142)	(8,554,996)
Other assets	66,851	(309,066)
Demand deposits	220,364	41,607
Debt issued and other borrowed funds and debentures	236,980	(25,774)

Increase/(decrease) in:
Other liabilities	(270,577)	333,873
Obligations related to credit assignments	2,760,756	2,154,689
Provisions for contingencies	(114,808)	(85,303)
Time customer deposits	(2,090,130)	3,645,595
Repurchase agreements	300,009	-
Funds from acceptances and issuance of securities	114,509	2,256,332
Derivative instruments	(179,052)	236,830
Income tax and social contribution paid	(397,596)	(263,436)

Net cash flows (used in) operating activities	(1,531,739)	(949,447)

Investment activities
Purchase of property and equipment	(33,706)	(15,235)
Purchase of intangible assets	(113,604)	(64,221)
Net cash (used in) investing activities	(147,310)	(79,456)

Financing Activities
Issuance of shares under IPO	1,239,643	-
Transactions costs from IPO	(110,420)	-
Repurchase of treasury shares	(11,055)	-
Loan proceeds	1,048,283	440,625
Payment of borrowings	(204,826)	(286,852)
Interest in borrowings paid	(34,837)	(13,948)
Payment of lease liabilities	(47,544)	(41,088)
Payment of usufruct dividends	-	(103,881)

Net cash flows from provided by financing activities	1,879,244	(5,144)

Increase/(Decrease) in cash and cash equivalents	200,195	(1,034,047)

Cash and cash equivalents at the beginning of the period	853,279	1,405,410
Cash and cash equivalents at the end of the period	1,053,474	371,363
Increase / (decrease) in cash and cash equivalents	200,195	(1,034,047)

2q26	7

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	General Information

AGI Inc (the “Company” or “Group”, when taken together with its subsidiaries) is a Cayman Islands holding company, incorporated on September 2, 2021. On February 11, 2026, as part of a corporate reorganization carried out in connection with the Company’s international listing process, the shares of Agi Financial Holding S.A. were contributed to AGI Inc, which became the direct controlling shareholder of Agi Financial Holding S.A. AGI Inc has control of 100% of the shares of Agi Financial Holding S.A., which in turn holds 100% of the shares of Banco Agibank S.A.

The Group aims to provide a broad financial services platform, including personal credit, payroll loans, credit card and payroll credit card operations, as well as demand and time deposits, investments, insurance, among others.

The issuance of these financial statements was authorized by the Executive Board on August 5, 2026.

(a)	Banco Agibank S.A. (“Bank”):

The Company’s indirectly held subsidiary, Banco Agibank S.A. ("Agibank" or the "Bank") was established following the transfer of control of Banco Gerador S.A. from its former shareholders to its then-parent company, Agipar Holding S.A., under a purchase and sale agreement and other covenants signed on May 2, 2016. The transaction was approved by the Central Bank of Brazil (BACEN), along with the Bank’s business continuity plan, on July 26, 2016.

On August 16, 2016, Banco Gerador S.A. was renamed Banco Agiplan S.A. Subsequently, on January 10, 2018, the name was changed to Banco Agibank S.A., with BACEN’s approval granted on January 24, 2018.

Agibank operates as a commercial bank, offering personal credit, payroll loans, credit cards, and payroll credit cards, as well as raising demand and time deposits. Since April 5, 2021, the Bank’s headquarters have been located at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building 12 E-1, Industrial District, Campinas, São Paulo.

(b)	Agibank Management Ltd. “Agi Asset”:

In March 2026, Agibank launched Agibank Asset Management Ltd. (“Agi Asset”), a new business vertical focused on asset management and private credit products. The initiative marks the beginning of the Bank’s expansion into wholesale banking activities, leveraging its credit expertise to structure Fundo de Investimento em Direitos Creditórios (FIDCs) and to facilitate companies’ access to the capital markets.

(c)	Fundo de investimentos em Direitos Creditórios Agibank II “FIDC II”:

In April 22, 2026, Class A Quotas of the Fundo de Investimento em Fundos de Investimentos em Direitos Creditórios Agibank II ("FIDC") began to be consolidated. The Group holds 100% of the subordinated quotas of the FIDC, which absorb first losses and are entitled to the residual returns of the fund, thereby exposing the Group to substantially all variable returns generated by the underlying credit portfolio and supporting the conclusion that the Group retains substantially all risks and rewards associated with its operations.

2q26	8

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d) Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado “Agibank FIFM”:

On March 16, 2026, the Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado “Agibank FIFM” was established as an open-ended multimarket investment fund. The fund has an indefinite term, a single-class structure with subclasses, and is intended for qualified investors. The Group holds 100% of the fund's shares, which exposes it to substantially all variable returns generated by the fund's portfolio, supporting the conclusion that the Group retains substantially all risks and rewards associated with its operations and, accordingly, the Agibank FIFM is consolidated in the Group's financial statements.

(e) Agibank Seleção FIC FIDC – Responsabilidade Limitada “FIC FIDC”:

On June 22, 2026, Agibank Seleção FIC FIDC – Responsabilidade Limitada (“FIC FIDC”) was established as an open-ended fund of investment in credit rights investment funds (FIC FIDC). The fund is consolidated by the Group for financial reporting purposes.

The fund has an indefinite term, a single-class structure, and is intended for qualified investors. Its investment objective is to provide capital appreciation primarily through investments in quotas of credit rights investment funds (FIDCs), in accordance with the investment limits and eligibility criteria established in its regulations.

1.1	Initial Public Offering (“IPO”)

On February, 2026, AGI Inc completed its Initial Public Offering (IPO). A total of 20,000,000 Class A common shares were offered by the Company.

The initial public offering price was US$12.00 per Class A common share, for gross proceeds of US$240,0 million. The Company received net proceeds of US$ 226,7 million (or R$ 1,239,6 million), after deducting US$ 13,3 million (or R$ 68,7 million) in underwriting discounts and commissions and US$ 11,3 million (or R$ 58,7 million) of other offering expenses.

On the three-month period ended June 30, 2026, the Company deducted US$ 7,4 million (or R$ 38,2 million) of other offering expenses.

The Class A common shares were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-292720), which was declared effective by the Securities and Exchange Commission in February, 2026. The common shares have been traded on the New York Stock Exchange (NYSE) since February 11, 2026, under the symbol "AGBK".

In connection with the corporate reorganization completed on February 11, 2026, the financial statements of AGI Inc were prepared using the predecessor basis of accounting.

1.2	Corporate Reorganization and Capital Restructuring

In connection with the corporate reorganization completed on February 11, 2026, in which AGI Inc became the direct controlling shareholder of Agi Financial Holding S.A., the Group’s equity structure was reorganized to reflect the share capital structure of AGI Inc. As the financial statements are prepared using the predecessor basis of accounting, the historical equity balances of Agi Financial Holding S.A. were reclassified within equity.

2q26	9

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

As part of this process, the historical share capital of Agi Financial Holding S.A. was adjusted to reflect the par value structure of AGI Inc’s shares. This resulted in a transfer of share capital of R$ 2,622,165. Historical balances of reserves, retained earnings and other comprehensive income of Agi Financial Holding S.A., including retained earnings of R$ 11,825 as of December 31, 2025, were reclassified within equity as part of the new capital structure.

Additionally, treasury shares previously recognized at the level of Agi Financial Holding S.A. were derecognized and replaced by the treasury shares position of AGI Inc, resulting in a net movement of R$ 1,297 in treasury shares. These adjustments represent equity reclassifications associated with the corporate reorganization and had no impact on the Group’s total shareholders’ equity.

2.	Basis of preparation

The unaudited interim condensed consolidated financial statements were prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"),

The preparation of the financial statements, in accordance with IFRS Accounting Standards, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, costs and expenses. Current results could differ from the estimates. The use of judgments or estimates relevant to the financial statements are presented in each note below.

The accounting policies and criteria adopted in the preparation of the consolidated financial statements for the three-month period ended June 30, 2026 and for the six-month period ended June 30, 2026 and 2025 are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2025, except for the adoption of new standards effective as of 1 January 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

•	Clarifications of the requirements for recognition and derecognition of financial assets and financial liabilities. In particular, a financial liability is derecognised on the ‘settlement date’ and an accounting policy choice is introduced (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date

2q26	10

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
•	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The amendments had no impact on the Group’s interim condensed financial statements.

Annual Improvements to IFRS accounting Standards – Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments had no impact on the Group’s interim condensed financial statements.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity, and they:

•	Clarify the application of the ‘own-use’ requirements for in-scope contracts
•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments had no impact on Group’s interim condensed financial statements.

Corporate reorganization

These condensed and consolidated financial statements have been prepared on a predecessor basis, reflecting the results and financial position of Agi Financial Holding S.A. as if they had always been part of AGI Inc, given that AGI Inc was established solely as a holding company and currently holds 100% of the share capital of Agi Financial Holding S.A. Accordingly, AGI Inc is considered, in substance, a continuation of the existing holding structure for all periods presented.

2q26	11

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

These interim condensed consolidated financial statements include the following companies, headquartered in Brazil:

Subsidiaries	June, 30 2026	December, 31 2025
Banco Agibank S.A.	100.00%	100.00%
Agi Financeira S.A. – Sociedade De Crédito, Financiamento E Investimento	100.00%	100.00%
Agibank Corretora de Seguros Sociedade Simples Ltda.	100.00%	100.00%
Telecontato Call Center e Telemarketing Ltda.	100.00%	100.00%
Hypeflame Tecnologia e Big Data Ltda.	100.00%	100.00%
Soldi Promotora de Vendas Ltda.	100.00%	100.00%
Promil Promotora de Vendas Ltda.	100.00%	100.00%
Agiplan Serviços de Cobrança Ltda.	100.00%	100.00%
Neo Núcleo de Excelência Operacional Ltda.	100.00%	100.00%
Agi Marketplace Ltda.	100.00%	100.00%
A House Agência de Publicidade Ltda.	100.00%	100.00%
Agi Corretora de Seguros Digital Ltda.	100.00%	100.00%
Agi Financial Holding S.A.	100.00%	2.68%
Fundo de Investimento em Direitos Creditórios Agibank I (“FIDC”)	15.45%	15.45%
Agibank Asset Management Ltda.	100.00%	100.00%
Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado ("Agibank FIFM")	100.00%	-
Fundo de Investimento em Direitos Creditórios Agibank II (“FIDC II”)	15.22%	-
Agibank Seleção FIC FIDC – Responsabilidade Limitada (“FIC FIDC”)	100.00%	-

In the interim condensed consolidation process, all balances and transactions among the entities under common control, including intercompany transactions and balances of their respective subsidiaries, have been eliminated to present a single set of financial statements as if they were a single economic entity.

During the current reporting period, the Group began to consolidate of Agibank Crédito Privado Fundo de Investimento Financeiro Multimercado and Agibank Seleção FIC FIDC – Responsabilidade Limitada, an investment fund under its control. Accordingly, the fund’s assets, liabilities, income, expenses, balances, and transactions have been included in the consolidated financial statements, and all intercompany balances and transactions have been eliminated to present the financial position and results of operations as those of a single economic entity.

(a)	Functional and presentation currency

The financial statements are presented in thousands of Brazilian reais (R$ - BRL), rounded to the nearest thousand, which is the Group’s functional currency.

2q26	12

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Segment Reporting

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. The Bank provides a standardized set of financial products and services exclusively to individuals, mainly focused on credit, including digital accounts, cards, payroll and personal loans, and insurance offered through partners.

All products present similar economic characteristics, are directed to the same type of customer, use integrated distribution channels, and operate under the same regulatory environment. Consequently, the Bank does not manage its activities by business lines, customer categories, products, regions or any other segmentation for purposes of resource allocation or performance assessment.

Accordingly, operating results are monitored and presented to the Chief Operating Decision Maker on a consolidated basis.

No single customer contributed 10% or more to the Group condensed or consolidated revenue for the period ended June 30, 2026 and 2025.

Most of the Group’s assets are located in Brazil and all of the Group’s revenue is derived from customers located in Brazil.

3.	Summary of significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

4.	Significant accounting judgements, estimates and assumptions

The significant accounting judgements and estimates adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the change in accounting estimate described below.

On March, 2026, the Company revised the delinquency horizon used in its write-off assessment for certain credit portfolios, reducing the threshold from 360 days to 270 days past due. The revision was supported by internal studies demonstrating a better alignment with the observed behavior of the portfolio, the renewal cycles of the underlying transactions, and the Institution's credit risk management practices.

2q26	13

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.	Cash and Cash Equivalents

Comprise cash at banks and on hand in national or foreign currency, and investments in interbank deposits, whose maturity of operations on the effective date of investment is equal to or less than 90 days and present an insignificant risk of change in fair value, being used for managing short-term commitments.

	As of
	June 30, 2026	December 31, 2025
Cash and balances with banks in local currency	751,429	326,592
Cash and balances with banks in foreign currency	699	701
Total cash and balances with banks	752,128	327,293

Interbank investments (1)	301,346	525,986
Total cash and cash equivalents	1,053,474	853,279
(1)	Highly liquid Investments with a maturity equal to or less than 90 days readily convertible into a known amount of cash and subject to an insignificant risk of changes in fair value (see note 6.2).

6.	Financial Instruments

6.1	Financial assets measured at fair value through profit or loss (FVTPL)

Breakdown of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of,
	June 30, 2026	December 31, 2025
Derivatives	579,869	250,582
Investments fund quotas(1)	45,189	13,987
Investment securities - Letters of Credits (LF)	50,397	210,891
Investment securities - National Treasury Bills (LTN)	272,550	646,754
Investment securities - Financial Treasury Bills (LFT)	824,167	1,722,314
Investment securities - National Treasury Notes (NTN)	253	139,335
Mexican government securities – CETES	119,028	119,384
(-) Adjustments of hedge items – CETES (Note 6.5.d)	(633)	(608)
Total	1,890,820	3,102,639

(1) Refers substantially to amounts invested in the investment fund, remunerated at the DI rate (the Brazilian interbank deposit rate), where the Group holds participation units. The underlying assets of the fund comprise public and private securities and repo with high liquidity (Level 1).

2q26	14

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of June 30, 2026
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	579,869	-	579,869
Investments fund quotas	45,189	-	-	45,189
Investment securities - Financial Bills (LF)	50,397	-	-	50,397
Investment securities - National Treasury Bills (LTN)	272,550	-	-	272,550
Investment securities - Financial Treasury Bills (LFT)	824,167	-	-	824,167
Investment securities - National Treasury Notes (NTN)	253	-	-	253
Mexican government securities – CETES, net of adjustments of hedge instruments	118,395	-	-	118,395
Total	1,310,951	579,869	-	1,890,820

	As of December 31, 2025
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	250,582	-	250,582
Investments fund quotas	13,987	-	-	13,987
Investment securities - Financial Bills (LF)	210,891	-	-	210,891
Investment securities - National Treasury Bills (LTN)	646,754	-	-	646,754
Investment securities - Financial Treasury Bills (LFT)	1,722,314	-	-	1,722,314
Investment securities - National Treasury Notes (NTN)	139,335	-	-	139,335
Mexican government securities – CETES, net of adjustments of hedge items	118,776	-	-	118,776
Total	2,852,057	250,582	-	3,102,639

Maturity of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	As of June 30, 2026
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	579,869	-	-	-	579,869
Investments fund quotas	45,189	-	-	-	45,189
Investment securities - Financial Bills (LF)	37,559	12,838	-	-	50,397
Investment securities - National Treasury Bills (LTN)	-	3,255	269,295	-	272,550
Investment securities - Financial Treasury Bills (LFT)	12,830	42,116	6,981	762,240	824,167
Investment securities - National Treasury Notes (NTN)	253	-	-	-	253
Mexican government securities – CETES, net of adjustments of hedge items	118,395	-	-	-	118,395
Total	794,095	58,209	276,276	762,240	1,890,820

	As of December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	250,582	-	-	-	250,582
Investments fund quotas	13,987	-	-	-	13,987
Investment securities - Financial Bills (LF)	38,742	172,149	-	-	210,891
Investment securities - National Treasury Bills (LTN)	-	-	646,754	-	646,754
Investment securities - Financial Treasury Bills (LFT)	-	186,660	1,535,654	-	1,722,314
Investment securities - National Treasury Notes (NTN)	-	-	-	139,335	139,335
Mexican government securities – CETES, net of adjustments of hedge items	-	118,776	-	-	118,776
Total	303,311	477,585	2,182,408	139,335	3,102,639

2q26	15

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.2	Financial Assets Measured at Amortized Cost

Breakdown of Financial Assets at Amortized Cost

	As of
	June 30, 2026	December 31, 2025
Held to collect contractual cash flows
Personal credit	5,571,174	6,073,632
Payroll loans to customers	28,451,691	25,808,985
Payroll credit cards	2,448,996	2,375,184
Credit card	11,722	13,868
Others	74,452	93,449
(-) Allowance for Expected Credit Losses	(2,226,687)	(2,413,641)
Subtotal	34,331,348	31,951,477
Premium paid on the acquisition of credit portfolios	679,050	562,892
(+/-) Adjustment of credit portfolios – hedge object (Note 6.5.d)	(161,242)	(72,969)
Subtotal	34,849,156	32,441,400

Investment securities
Investment securities - National Treasury Notes (NTN)	7,757	2,413
Investment securities - Financial Treasury Bills (LFT)	-	11,311
Investments - Bearer Note(1)	424,857	-
Official Credit (ICO) – Spanish Government	1,381,110	1,511,389
(-) Adjustment of hedge items - Official Credit (ICO) – Spanish Government (Note 6.5.d)	(14,645)	(112)
Subtotal	1,799,079	1,525,001

Repurchase Agreements
Investment securities - National Treasury Notes (LTN) – Note 5	-	256,000
Investment securities - Financial Treasury Bills (LFT) – Note 5	301,346	269,986
Subtotal	301,346	525,986

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	-	289,509
Investment securities - Financial Treasury Bills (LFT)	57,891	42,818
Investment securities - National Treasury Notes (NTN)	89,204	91,657
Official Credit (ICO) – Spanish Government	1,232,653	-
Securities Provided as Collateral – Bearer Note	799,657	-
Subtotal	2,179,405	423,984

Debentures	6,159,546	5,681,078
Subtotal	6,159,546	5,681,078

Compulsory deposits with the Brazilian Central Bank	-	660,772
Subtotal	-	660,772
Total	45,288,532	41,258,221

1)	An international fixed-income instrument issued in bearer form, representing a debt obligation of the issuer, subject to the contractual terms and conditions governing interest remuneration and maturity

2q26	16

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Amortized Cost
Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments measured at amortized cost, other than those with carrying amounts that are reasonable approximations of fair values:

	June 30, 2026
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	7,757	-	-	7,757	7,696	-	-	7,696
Investments - Bearer Note	-	424,857	-	424,857	-	424,857	-	424,857
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	1,366,465	-	-	1,366,465	1,366,465	-	-	1,366,465
Subtotal	1,374,222	424,857	-	1,799,079	1,374,161	424,857	-	1,799,018

Repurchase Agreements
Investment securities - Financial Treasury Bills (LFT)	301,346	-	-	301,346	301,346	-	-	301,346
Subtotal	301,346	-	-	301,346	301,346	-	-	301,346

Pledged of collateral
Investment securities - Financial Treasury Bills (LFT)	57,891	-	-	57,891	57,965	-	-	57,965
Investment securities - National Treasury Notes (NTN)	89,204	-	-	89,204	88,506	-	-	88,506
Official Credit (ICO) – Spanish Government	1,232,653	-	-	1,232,653	1,232,653	-	-	1,232,653
Securities Provided as Collateral – Bearer Note	-	799,657	-	799,657	-	799,657	-	799,657
Subtotal	1,379,748	799,657	-	2,179,405	1,379,124	799,657	-	2,178,781

Debentures	-	-	6,159,546	6,159,546	-	-	6,159,546	6,159,546
Subtotal	-	-	6,159,546	6,159,546	-	-	6,159,546	6,159,546

Total	3,055,316	1,224,514	6,159,546	10,439,376	3,054,631	1,224,514	6,159,546	10,438,691

2q26	17

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	-	-	2,413	2,344	-	-	2,344
Investment securities – Financial Treasury Bills (LFT)	11,311	-	-	11,311	11,335	-	-	11,335
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	1,511,277	-	-	1,511,277	1,511,277	-	-	1,511,277
Subtotal	1,525,001	-	-	1,525,001	1,524,956	-	-	1,524,956

Repurchase Agreements
Investment securities - National Treasury Bills (LTN)	256,000	-	-	256,000	257,708	-	-	257,708
Investment securities - Financial Treasury Bills (LFT)	269,986	-	-	269,986	270,989	-	-	270,989
Subtotal	525,986	-	-	525,986	528,697	-	-	528,697

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	-	-	289,509	289,509	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	42,818	-	-	42,818	42,818	-	-	42,818
Investment securities - National Treasury Notes (NTN)	91,657	-	-	91,657	91,657	-	-	91,657
Subtotal	423,984	-	-	423,984	423,984	-	-	423,984

Debentures	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078
Subtotal	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078

Compulsory deposits with the Brazilian Central Bank	660,772	-	-	660,772	660,772	-	-	660,772
Subtotal	660,772	-	-	660,772	660,772	-	-	660,772
Total	3,135,743	-	5,681,078	8,816,821	3,138,409	-	5,681,078	8,819,487

The debentures classified within Level 3 of the fair value hierarchy were measured using valuation techniques based on unobservable inputs, in accordance with IFRS 13 – Fair Value Measurement.

The Company classified these financial instruments within Level 3 due to the absence of an active market for trading and the lack of sufficient observable inputs to support measurement based exclusively on market data.

Fair value was determined using a discounted cash flow methodology, taking into consideration, among other assumptions:

•	expected contractual cash flows;
•	a discount rate consistent with the issuer's credit risk;
•	the remaining term of the instrument;
•	specific terms and conditions of the issuance; and
•	internal estimates of risk and liquidity.

The assumptions used involve significant management judgment and, therefore, changes in these estimates may have a material impact on the amounts determined.

As of the reporting date, there were no transfers between levels of the fair value hierarchy.

2q26	18

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Amortized Cost

	June 30, 2026
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	2,973,322	2,302,336	182,256	113,260	5,571,174
Payroll loans to customers	4,242,394	7,599,109	7,457,322	9,152,866	28,451,691
Payroll credit card	375,383	727,274	917,003	429,336	2,448,996
Credit card	11,681	41	-	-	11,722
Investment securities - National Treasury Notes (NTN)	96,961	-	-	-	96,961
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	2,599,118	-	-	-	2,599,118
Investment securities - Financial Treasury Bills (LFT)	339,952	19,285	-	-	359,237
Debentures	-	2,472,563	1,600,502	2,086,481	6,159,546
Investments – Bearer Note	424,857	-	-	-	424,857
Securities Provided as Collateral – Bearer Note	799,657	-	-	-	799,657
Others	74,452	-	-	-	74,452
Total	11,937,777	13,120,608	10,157,083	11,781,943	46,997,411

	December 31, 2025
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,200,346	2,568,374	198,904	106,008	6,073,632
Payroll loans to customers	4,117,773	6,490,325	6,778,144	8,422,743	25,808,985
Payroll credit card	322,321	614,738	909,149	528,976	2,375,184
Credit card	13,788	37	32	11	13,868
Investment securities - National Treasury Notes (NTN)	94,070	-	-	-	94,070
Investment securities - National Treasury Bills (LTN)	256,000	-	-	-	256,000
Official Credit (ICO) – Spanish Government, net of adjustment of hedge items	1,511,277	-	-	-	1,511,277
Government Bonds – KDB – Korea Development Bank	289,509	-	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	324,115	-	-	-	324,115
Debentures	189,752	-	3,361,772	2,129,554	5,681,078
Compulsory deposits with the Brazilian Central Bank	660,772	-	-	-	660,772
Others	93,442	7	-	-	93,449
Total	11,073,165	9,673,481	11,248,001	11,187,292	43,181,939

Reconciliation of Financial Assets Measured at Amortized Cost

	June 30, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit loans to customers with credit granting characteristics	34,010,356	1,172,544	1,375,135	36,558,035
Other financial assets at amortized cost	10,439,376	-	-	10,439,376
(-) Allowance for expected credit losses	(561,919)	(523,380)	(1,141,388)	(2,226,687)
Credit limits granted and not used¹	(3,028)	(1,123)	(181)	(4,332)
Total	43,884,785	648,041	233,566	44,766,392

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit loans to customer with credit granting characteristics	31,663,353	1,287,563	1,414,204	34,365,120
Other financial assets at amortized cost	8,816,821	-	-	8,816,821
(-) Allowance for expected credit losses	(650,597)	(552,889)	(1,210,155)	(2,413,641)
Credit limits granted and not used¹	(3,067)	(1,086)	(96)	(4,249)
Total	39,826,510	733,588	203,953	40,764,051

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

2q26	19

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.3	Allowance for Expected Credit Losses expense in the income statement

Allowance for expense credit losses on the Group’s loan portfolio are recognized in the income statement under “Expected Credit Losses.”. The following tables present the breakdown of expected losses by stage and product, as well as the changes in the allowance for the period ended June 30, 2026 and 2025.

(a)	Breakdown of allowance for expected credit losses by classification of financial assets

	June 30, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans to customers	151,878	181,713	585,788	919,379
Payroll loans to customers	354,464	314,160	482,688	1,151,312
Payroll credit card loans to customers	52,545	22,823	67,046	142,414
Credit card loans to customers	3,032	4,684	5,866	13,582
Subtotal	561,919	523,380	1,141,388	2,226,687
Credit limits granted and not used [1]	3,028	1,123	181	4,332
Total	564,947	524,503	1,141,569	2,231,019

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans to customers	191,616	290,052	522,897	1,004,565
Payroll loans to customers	401,157	236,888	627,993	1,266,038
Payroll credit card loans to customers	52,687	19,914	54,186	126,787
Credit card loans to customers	5,137	6,035	5,079	16,251
Subtotal	650,597	552,889	1,210,155	2,413,641
Credit limits granted and not used [1]	3,067	1,086	96	4,249
Total	653,664	553,975	1,210,251	2,417,890

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

(b)	Changes in the balances of provisions for expected credit losses of financial assets measured at amortized cost

	June 30, 2026
Product	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2025	653,664	553,975	1,210,251	2,417,890
Changes in stages:
Stage 1 to Stage 2	(18,919)	18,919	-	-
Stage 1 to Stage 3	(23,376)	-	23,376	-
Stage 2 to Stage 3	-	(340,424)	340,424	-
Stage 2 to Stage 1	48,730	(48,730)	-	-
Stage 3 to Stage 2	-	6,472	(6,472)	-
Stage 3 to Stage 1	16,396	-	(16,396)	-
Changes in PDs, LGDs, EADs [1]	(111,548)	334,291	838,448	1,061,191
Decrease due to write-offs	-	-	(1,303,951)	(1,303,951)
Increase due to recoveries	-	-	55,889	55,889
Net write-off	-	-	(1,248,062)	(1,248,062)
Balance of the period	564,947	524,503	1,141,569	2,231,019

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2024	585,815	270,553	771,758	1,628,126
Changes in stages:
Stage 1 to Stage 2	(11,370)	11,370	-	-
Stage 1 to Stage 3	(23,429)	-	23,429	-
Stage 2 to Stage 3	-	(17,069)	17,069	-
Stage 2 to Stage 1	30,072	(30,072)	-	-
Stage 3 to Stage 2	-	2,745	(2,745)	-
Stage 3 to Stage 1	9,384	-	(9,384)	-
Changes in PDs, LGDs, EADs [1]	63,192	316,448	1,320,852	1,700,492
Decrease due to write-offs	-	-	(1,047,255)	(1,047,255)
Increase due to recoveries	-	-	136,527	136,527
Net write-off	-	-	(910,728)	(910,728)
Balance of the period	653,664	553,975	1,210,251	2,417,890

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2q26	20

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Acquisition of Loan Portfolio

The Bank has credit assignment agreements with all retention of risks and rewards with a financial institution, in which the Bank acts as the purchaser and the counterparty as the seller.

As of June 30, 2026, the balance of the acquired loan portfolio amounted to R$ 6,075,756 (R$ 5,420,480 as of December 31, 2025), and the premium paid on the acquisition of the loan portfolio, net of amortization for the period, amounted to R$ 679,050 (R$ 562,892 as of December 31, 2025), as disclosed in Note 5.2(a).

Credit Assignments – with substantial retention of risks and benefits.

For the period ended June 30, 2026, the Group entered into credit assignment transactions involving payroll-deducted loan receivables, classified as transactions with substantial retention of risks and rewards, with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros and Opea – Companhia Securitizadora de Créditos Financeiros Agibank (each, an unrelated party), as well as with Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada and Fundo de Investimentos em Direitos Creditórios Agibank II, an entity controlled and consolidated by the Group. Credit assignment transactions are classified as involving substantial retention of risks and benefits when the assigning institution retains a contractual co-obligation or holds subordinated interests in securitization vehicles. The transferred assets primarily comprise payroll-deducted loan receivables originated by the Bank, with fixed contractual cash flows and defined maturities. Under these circumstances, the assigned receivables continue to be recognized as assets by the Group, as the Group retains substantially all of the risks and rewards associated with the transferred assets, including credit risk (borrower default), prepayment risk, and variability of contractual cash flows, either through contractual co-obligation arrangements or through the holding of subordinated interests that absorb first losses.

The funds received in connection with the credit assignment transactions are recognized together with the corresponding financial liabilities, which represent the contractual obligation to repay the funding obtained and are economically linked to the cash flows generated by the transferred receivables. Income and expenses related to the assigned receivables are recognized in profit or loss over the remaining term of the transactions.

The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions on use, such that they are not available for unrestricted sale or re-pledging by the Group.

As the Group continues to fully recognize the transferred receivables, the amounts presented below correspond to the carrying amounts of the transferred assets and the associated liabilities recognized in the consolidated statement of financial position as of June 30, 2026.

	As of June 30, 2026
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,600,487	8,629,536
Obligations related to assignment – FIDC	2,385,538	2,014,131
Obligations related to assignment – FIDC II	2,975,715	2,514,434
Total	13,961,740	13,158,101

2q26	21

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	As of December 31, 2025
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,365,977	8,383,515
Obligations related to assignment – FIDC I	2,395,947	2,013,830
Total	10,761,924	10,397,345

The counterparties to the associated liabilities do not have recourse exclusively to the transferred assets. The Group continues to fully recognize all the transferred receivables.

(c)	Contracts Liabilities as Collateral

As of June 30, 2026, loans to costumers totaling R$ 3,494,320 (R$3,693,820 as of December 31, 2025) were pledged as collateral under Special Guaranteed Time Deposits (DPGE II) (Note 6.4 – Customer Time Deposits) with the Credit Guarantee Fund (FGC – Fundo Garantidor de Crédito). On the same date, loans to customers amounting to R$ 505,165 were pledged as collateral under the loan agreement with an investment commitment entered into with the International Finance Corporation (IFC), referred to as the Social Financing Loan (Note 6.4 – Loans and borrowing).

6.4	Financial Liabilities Measured at Amortized Cost

The balances of time deposits are primarily composed of Certificates of Bank Deposit (CDB), Time Deposits with Special Guarantee from the FGC (DPGEII), and Interbank Deposit Certificates (CDI), indexed to both fixed and floating interest rates.

Investment securities comprise funds received from the issuance of mortgage, real estate, and credit backed debt instruments, indexed to fixed and floating interest rates.

Funds from acceptances and issuance of securities comprise Letters of Credit (LF), Subordinated Letters of Credit (LFS) and Public Letters of Credit (LFP) issued by the Group. These are funding instruments and do not represent standby or documentary letters of credit as used in international banking practice. Upon issuance, the Group receives cash from investors and becomes contractually obligated to repay principal and interest at maturity. Accordingly, the Group recognizes a financial liability for the amount of proceeds received, which is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9.

No fees or revenue are generated from the issuance of these instruments. The only income or expense associated with these liabilities corresponds to the interest expense recognized through the effective interest rate method.

Fixed interest rates range from 6.71% to 17.57% per year, and floating interest rates range from (i) 97.25% to 125% of the CDI, (ii) IPCA + 0.75% to 9.60% per year, and (iii) CDI + 0.05% to 2.95% per year. The debt instruments eligible for capital refer to the Subordinated Letters of Credit (LFS) with a return of CDI + 2.85% to 4% and fixed rates ranging from 16.43% to 17.57% per year.

2q26	22

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of Financial Liabilities at Amortized Cost

	As of
	June 30, 2026	December 31, 2025
Demand deposits	566,165	345,801
Time deposits	18,452,690	20,506,798
(-) Adjustments of hedge items – Time deposits (Note 6.5.d)	(37,939)	(1,917)
Loans and borrowing	1,508,048	667,652
(-) Adjustments of hedge items – Loans and borrowing (Note 6.5.d)	(5,514)	(563)
Loan from Related Party – Testa Ventures(2)	-	79,999
Funds from acceptances and issuance of securities(1)	6,285,038	6,170,529
Debt issued and other borrowed funds	756,614	759,339
Repurchase agreements (3)	300,009	-
Debentures (from Repurchase Agreements)	3,491,151	3,251,446
Total	31,316,262	31,779,084
(1)	The item "Funds from acceptances and issuance of securities" refers to obligations arising from the issuance of Letters of Credit (Letras Financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.
(2)	As part of the corporate restructuring implemented in connection with the Company’s initial public offering (IPO), this amount of the related party loan was fully capitalized into the Company’s share capital on the IPO date.
(3)	The balance of “Investment securities” relates to sale and repurchase agreements, under which securities sold are contractually repurchased at a future date.

Maturity of Financial Liabilities at Amortized Cost

	June 30, 2026
	Without contractual maturity	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Demand deposits	566,165	-	-	-	-	566,165
Time customer deposits, net of adjustments of hedge items	-	9,082,356	8,808,765	523,630	-	18,414,751
Loans and borrowing, net of adjustments of hedge items	-	694,725	642,575	165,234	-	1,502,534
Funds from acceptances and issuance of securities	-	3,971,788	2,244,762	68,488	-	6,285,038
Debt issued and other borrowed funds	-	-	132,835	519,695	104,084	756,614
Repurchase agreements	-	300,009	-	-	-	300,009
Debentures (from Repurchase Agreements)	-	-	3,491,151	-	-	3,491,151
Total	566,165	14,048,878	15,320,088	1,277,047	104,084	31,316,262

	December 31, 2025
	Without contractual maturity	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Demand deposits	345,801	-	-	-	-	345,801
Time customer deposits, net of adjustments of hedge items	-	8,923,141	10,556,122	1,025,618	-	20,504,881
Loans and borrowing, net of adjustments of hedge items	-	211,902	227,875	227,312	-	667,089
Loan from Related Party – Testa Ventures	-	79,999	-	-	-	79,999
Funds from acceptances and issuance of securities	-	1,879,355	3,954,991	336,183	-	6,170,529
Debt issued and other borrowed funds	-	35,200	28,680	591,087	104,372	759,339
Debentures (from Repurchase Agreements)	-	-	832,392	2,419,054	-	3,251,446
Total	345,801	11,129,597	15,600,060	4,599,254	104,372	31,779,084

6.5	Financial Instruments Measured at fair value through profit or loss - Derivative Financial Instruments – Hedge

Values grouped by asset, maturity ranges, reference value (notional), market value, adjustment and fair value as of June 30, 2026

As of June 30, 2026, the Group had a protection structure classified as a cash flow hedge, whose hedged item corresponded to floating-rate funding indexed to inflation (IPCA), with swap contracts serving as the hedging instruments.

Any gain or loss on the hedging instrument related to the effective portion of the cash flow hedge is recognized in equity, under other comprehensive income, net of tax effects. Accordingly, the mark-to-market adjustments of the hedging instruments, which were previously recognized in financial result prior to their designation as hedging instruments, are accumulated in equity and reclassified to profit or loss in the same period and accounting line item in which the hedged transaction is recognized. The ineffective portion of the hedge is recognized immediately in profit or loss for the period.

2q26	23

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, as part of its risk management strategy, as of June 30, 2026, the Group had five market risk (fair value) hedge structures and Total Return Swap (TRS) derivative contracts, in which the parties exchange the total economic return of an asset or a portfolio of assets for a periodic cash flow.

i) The hedged item arises from portions of fixed-rate payroll-deductible loans, with swap contracts and DI futures contracts used as hedging instruments.

ii) The hedged item arises from U.S. dollar–denominated funding, with a swap contract used as the hedging instrument.

iii) The hedged item arises from fixed-rate and IPCA-indexed floating-rate Bank Deposit Certificates (CDBs) that make up the Company’s liability portfolio, with swap contracts and DI futures contracts used as hedging instruments.

iv) The Bank entered into a hedge accounting transaction with the objective of mitigating foreign exchange variation risks associated with investments in Mexican securities denominated in Mexican pesos (MXN). For this purpose, a Non-Deliverable Forward (NDF) derivative instrument was used, structured to protect against adverse fluctuations in the exchange rate between the Brazilian real (BRL) and the Mexican peso (MXN).

v) Has as its hedged item investments in Spanish government bonds measured at a fixed rate and denominated in reais, with a DI rate versus fixed-rate swap used as the hedging instrument, aiming to mitigate interest rate variation risks associated with the bond.

The financial assets designated as hedged items and the respective derivative financial instruments related to market risk hedges are measured at fair value, and any gains or losses resulting from changes in the fair value of the derivatives are recognized in profit or loss for the period. Any ineffectiveness is recognized in profit or loss as the difference between the changes in fair value.

Hedge effectiveness monitoring, which measures the extent to which the derivative financial instruments offset the effects of market fluctuations on the hedged items, is performed on a monthly basis. The effectiveness determined for each hedge structure falls within the projected range.

Any gain or loss on the hedging instrument related to the effective portion of the cash flow hedge is recognized in equity, under other comprehensive income, net of tax effect. For the six-month period ended June 30, 2026, an amount of R$ 2,434 was recognized in other comprehensive income (R$ 55,611 as of June 30, 2025).

In May 2025, Banco Agibank early-settled cash flow hedge instruments. Consequently, the mark-to-market balance of the hedge instrument recorded in equity is intended to offset the impact on profit or loss, in line with the results of the hedged item. By June 30, 2026, an amount of R$ 953 —net of tax effects—had been recognized in profit or loss. The accumulated gross balance in equity as of June 30, 2026, totals R$ 1,535 (payable) and will be amortized through profit or loss by 2030.

2q26	24

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

As of December 31, 2025, the Company maintained cash flow hedge arrangements to mitigate exposure to IPCA inflation. The hedged item consisted of IPCA-linked CDBs with a notional amount of R$488 million and a fair value of R$542 million. The hedge was executed through swap contracts with the same notional amount, which had a negative fair value of R$19 million at year-end. The mark-to-market adjustments of both the hedged item and the hedging instrument indicate that the hedge relationship remained effective in offsetting inflation-related market fluctuations.

The table below presents the breakdown of derivative assets and liabilities.

(a) Derivatives

	June 30, 2026
	Fair Value
Derivative financial instruments - fair value	Notional Amount of the Hedging Instrument	Carrying Amount of the Hedged Item	Assets	Liabilities	Total

Derivatives classified at fair value through profit or loss
Swap contracts	1,701,755	-	167,653	(166,363)	1,290

Derivatives Held for Hedge Accounting
Designated as Fair Value Hedges
Interest rate contracts – Futures	12,772,664	12,550,126	-	-	-
Interest rate contracts – Swaps	16,056,017	15,956,182	412,216	(78,796)	333,420
Non-Deliverable Foreign Exchange Forward Contracts – NDF	409,278	397,238	-	(4,416)	(4,416)
Currency contracts – Swaps	1,046,308	1,046,308	-	(20,687)	(20,687)
Total	31,986,022	29,949,854	579,869	(270,262)	309,607

	December 31, 2025
	Fair Value
Derivative financial instruments - fair value	Notional Amount of the Hedging Instrument	Carrying Amount of the Hedged Item	Assets	Liabilities	Total

Derivatives classified at fair value through profit or loss
Swap contracts	163,933	-	450	-	450

Derivatives held for hedging purposes
Designated as fair value hedges
Interest rate contracts – Futures	5,269,711	5,269,774	-	-	-
Interest rate contracts – Swaps	21,854,982	21,822,771	250,132	(100,939)	149,193
Non-deliverable foreign exchange forward contracts – NDF	396,086	383,496	-	(5,567)	(5,567)
Currency contracts – Swaps	214,205	214,205	-	(8,571)	(8,571)
Total	27,898,917	27,690,246	250,582	(115,077)	135,505

(b) Notional amounts by maturity

	June 30, 2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	67,791	1,600,211	33,753	1,701,755

Derivatives Held for Hedge Accounting
Designated as Fair Value Hedges
Interest rate contracts – Futures	3,000,652	5,108,912	4,663,100	12,772,664
Interest rate contracts – Swaps	1,957,761	7,186,179	6,912,077	16,056,017
Non-Deliverable Foreign Exchange Forward Contracts – NDF	409,278			409,278
Currency contracts – Swaps	-	1,046,308	-	1,046,308
Total	5,435,482	14,941,610	11,608,930	31,986,022

2q26	25

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	-	180,205	(16,272)	163,933

Derivatives held for hedging purposes
Designated as fair value hedges
Interest rate contracts – Futures	85,938	1,448,780	3,734,993	5,269,711
Interest rate contracts – Swaps	82,807	6,919,995	14,852,180	21,854,982
Non-deliverable foreign exchange forward contracts – NDF	396,086	-	-	396,086
Currency contracts – Swaps	-	214,205	-	214,205
Total	564,831	8,763,185	18,570,901	27,898,917

(c) Fair value by maturity

	June 30, 2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	930	-	360	1,290

Derivatives Held for Hedge Accounting
Designated as Fair Value Hedges
Interest rate contracts – Swaps	18,428	122,717	192,275	333,420
Non-Deliverable Foreign Exchange Forward Contracts – NDF	(4,416)	-	-	(4,416)
Currency contracts – Swaps	-	(20,687)	-	(20,687)
Total	14,942	102,030	192,635	309,607

	December 31, 2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Swaps contracts	-	495	(45)	450

Derivatives held for hedge accounting
Designated as fair value hedges
Interest rate contracts – Swaps	568	46,972	101,653	149,193
Non-deliverable foreign exchange forward contracts – NDF	(5,567)	-	-	(5,567)
Currency contracts – Swaps	-	(8,571)	-	(8,571)
Total	(4,999)	38,896	101,608	135,505

(d) Mark-to-market (MTM) adjustments of hedged items

	June 30, 2026
	Assets	Liabilities	Total

Hedged items - Fair Value Hedges
Credit portfolio – Note 6.2 (a)	(161,242)	-	(161,242)
Investment securities – Note 6.2 (a)	(14,645)	-	(14,645)
Time deposits – Note 6.4 (a)	-	(37,939)	(37,939)
Mexican government securities – CETES – Note 6.1 (b)	(633)	-	(633)
Loans and borrowing – Note 6.4 (c)	-	(5,514)	(5,514)
Total	(176,520)	(43,453)	(219,973)

2q26	26

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2025
	Assets	Liabilities	Total

Hedged items - Fair Value Hedges
Credit portfolio – Note 6.2 (a)	(72,969)	-	(72,969)
Investment securities – Note 6.2 (a)	(112)	-	(112)
Time deposits – Note 6.4 (a)	-	(1,917)	(1,917)
Mexican government securities – CETES – Note 6.1 (b)	(608)	-	(608)
Loans and borrowing – Note 6.4 (c)	-	(563)	(563)
Total	(73,689)	(2,480)	(76,169)
(a)	Hedge relationships, formally documented through memoranda, use over the counter (OTC) DI futures contracts to hedge the liability portfolio related to issued instruments and portions of payroll-deductible loans. The strategy selects assets based on maturity or duration to ensure alignment with the notional amount at each tenor point, covering exposures to fixed-rate and CDI-linked indices and Hedge relationships, formally documented through memoranda, use swaps contracted with counterparties to hedge portions of payroll-deductible loans and certificates of deposit (CDBs) issued by the Institution against interest rate fluctuations. The strategy ensures alignment between the derivatives’ notional amounts and the cash flows of the hedged items (through maturity or duration matching), covering exposures linked to CDI, IPCA, and fixed-rate indices.
(b)	Derivative financial instrument (NDF) traded on B3, designated as a foreign exchange hedge for an offshore asset denominated in Mexican pesos.
(c)	Currency swaps designated as hedging instruments for offshore borrowings denominated in U.S. dollars (USD) and, from June 2026 onwards, Swiss francs (CHF)

Glossary of terms used in the tables above:

Notional Value (Reference Value): Reference amount. It corresponds to the contractual notional of the hedged items and the hedging instruments and does not represent amounts receivable or payable.

Fair Value: The fair value measurement method used by the Group consists of determining the future value based on the terms of the contracted transactions and then discounting it to present value using market curves published by B3. Fair value corresponds to the carrying amount of the derivative financial instruments and to the adjusted carrying amount of the hedged items for hedge accounting purposes.

2q26	27

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.	Income Taxes, Social Contribution and Other Taxes

(a)	Movements of deferred tax assets

	Deferred Tax Assets
	December 31, 2025	Provisions	Reversals (1)	June 30, 2026
Provisions	148,247	160,452	(77,165)	231,534
Allowance for expected credit losses	1,100,448	194,265	(283,045)	1,011,668
Lease liabilities	131,854	788	(127,149)	5,493
Other temporary differences	66,770	63	(66,140)	693
Tax loss and negative calculation basis	-	69,099	-	69,099
Total	1,447,319	424,667	(553,499)	1,318,487

(1) The amount of R$ 21,520 refers to the write-off of deferred income tax related to the Partnership Program and R$ 218 refers to deferred income tax related to hedge instruments, with the corresponding entry recognized in shareholders’ equity.

	Deferred Tax Liabilities
	December 31, 2025	Provision	Reversal	June 30, 2026
Allowance for expected credit losses	98,816	-	(98,816)	-
Lease liabilities	120,365	-	(120,365)	-
Other temporary differences	163,693	48,365	(87,258)	124,800
Total	382,874	48,365	(306,439)	124,800

(b)	Income tax and social contribution expense

	For the Six Months Periods Ended
	June 30, 2026	June 30, 2025
Income tax in profit or loss	(95,217)	(292,851)
Deferred taxes:
Temporary differences	81,881	34,568
Tax loss and negative calculation basis	69,099	-
Total	55,763	(258,283)

(c)	Estimate of tax credit realization

	As of
Expected income tax and social contribution, calculated with statutory rate	June 30, 2026	December 31, 2025
Year 1	435,342	640,419
Year 2	261,670	221,450
Year 3	173,443	158,845
Year 4	137,894	131,901
Year 5	113,820	111,304
Year 6 – 10	196,318	183,400
Total	1,318,487	1,447,319

(d)	Effective tax rate reconciliation

	For the Periods Ended
	June 30, 2026	June 30, 2025
Income before income tax and social contribution	331,048	878,688

Income tax at 45% rate	95,318	(114,456)
Income tax at 34% rate	(106,343)	(229,268)
Expected income tax and social contribution, at statutory rates	(11,025)	(343,724)
Interest on equity (1)	-	46,715
Non-taxable income and non-deductible expenses	14,587	(3,275)
Tax incentive - Hunger Prevention Program and donations	2,116	8,923
Others	50,085	33,078
Income tax expense	55,763	(258,283)
The effective income tax rate	(17%)	29%

(1) Interest on equity refers to a profit distribution to shareholders and is deductible by the company for corporate income tax (IRPJ) and social contribution on net profit (CSLL) purposes

2q26	28

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.	Property and Equipment

	As of
	June 30, 2026	December 31, 2025
Furniture and fixtures	20,490	19,865
Improvements and facilities	39,529	33,114
IT equipment and systems	20,066	20,905
Equipment	8,429	6,545
Other tangible assets	13,389	11,984
Total Carrying amount	101,903	92,413

	December 31, 2025	Additions	Disposals	Transfer	June 30, 2026
Acquisition cost
Furniture and fixtures	32,030	2,299	(428)	-	33,901
Improvements and facilities	43,263	11,382	(386)	-	54,259
IT equipment and systems	63,148	3,286	(3,297)	-	63,137
Equipment	9,141	2,701	(32)	-	11,810
Other tangible assets	19,418	14,038	(13,477)	-	19,979
Total Cost	167,000	33,706	(17,620)	-	183,086

Accumulated depreciation	December 31, 2025	Depreciation	Disposals	Reclassification	June 30, 2026
Furniture and fixtures	(12,165)	(1,596)	350	-	(13,411)
Improvements and facilities	(10,149)	(4,761)	180	-	(14,730)
IT equipment and systems	(42,243)	(4,110)	3,282	-	(43,071)
Equipment	(2,596)	(804)	19	-	(3,381)
Other tangible assets	(7,434)	(729)	1,573	-	(6,590)
Total Depreciation	(74,587)	(12,000)	5,404	-	(81,183)
Total Carrying amount	92,413	21,706	(12,216)	-	101,903

There were no indicators of impairment of Property and Equipment for the period ended June 30, 2026, and 2025.

	December 31, 2024	Additions	Disposals	Transfer	December 31, 2025
Acquisition cost
Furniture and fixtures	25,668	6,673	(311)	-	32,030
Improvements and facilities	21,911	22,190	(838)	-	43,263
IT equipment and systems	54,368	12,329	(2,486)	(1,063)	63,148
Equipment	2,868	6,328	(55)	-	9,141
Other tangible assets	13,906	4,989	(540)	1,063	19,418
Total Cost	118,721	52,509	(4,230)	-	167,000

Accumulated depreciation
Furniture and fixtures	(9,732)	(2,633)	200	-	(12,165)
Improvements and facilities	(5,950)	(4,255)	56	-	(10,149)
IT equipment and systems	(36,664)	(7,864)	2,285	-	(42,243)
Equipment	(2,307)	(316)	27	-	(2,596)
Other tangible assets	(6,117)	(1,594)	277	-	(7,434)
Total Depreciation	(60,770)	(16,662)	2,845	-	(74,587)
Total Carrying amount	57,951	35,847	(1,385)	-	92,413

2q26	29

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.	Intangible Assets

As of	June 30, 2026	December 31, 2025
Goodwill	147	147
Other intangible assets	227,536	182,058
Total	227,683	182,205

	December 31, 2025	Additions	Disposals	June 30, 2026
Acquisition cost
Software	305,757	3,384	-	309,141
Goodwill	147	-	-	147
Intangible under development (i)	29,540	55,725	-	85,265
License acquisition	171,087	54,495	-	225,582
Others	1,159	-	-	1,159
Total Costs	507,690	113,604	-	621,294

Accumulated amortization
Software	(181,419)	(28,352)	-	(209,771)
License acquisition	(144,066)	(39,774)	-	(183,840)
Total Amortization	(325,485)	(68,126)	-	(393,611)
Total Carrying amount	182,205	45,478	-	227,683

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

There were no indications of impairment of intangible assets for the period. Additionally, intangible assets recorded as “under development” were tested for impairment by comparing it carrying amount with its recoverable amount and no adjustments were identified.

	December 31, 2024	Additions	Disposals	Transfers	December 31, 2025
Acquisition cost
Software	293,006	5,291	-	7,460	305,757
Goodwill	147	-	-	-	147
Intangible under development (i)	9,405	27,687	(92)	(7,460)	29,540
License acquisition	95,496	76,901	(1,310)	-	171,087
Others	1,219	-	(60)	-	1,159
Total Costs	399,273	109,879	(1,462)	-	507,690

Accumulated amortization
Software	(120,874)	(60,545)	-	-	(181,419)
License acquisition	(79,243)	(65,611)	788	-	(144,066)
Total Amortization	(200,117)	(126,156)	788	-	(325,485)
Total Carrying amount	199,156	(16,277)	(674)	-	182,205
(i)	Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

10.	Leases

(a)	Amounts recognized in the statement of financial position

The Group has operating lease contract for the headquarter building located in Campinas, as well as for the hubs and sales offices related to customer services. In addition, the Group has leases for the use of vehicles throughout Brazil.

Right of use asset

	As of,
	June 30, 2026	December 31, 2025
Balance at end of previous year	211,697	223,286
Additions and contractual changes	20,624	47,461
Depreciation	(31,352)	(59,050)
Balance at end of the period	200,969	211,697

2q26	30

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Lease liabilities

	As of,
	June 30, 2026	December 31, 2025
Balance at end of previous year	248,280	254,602
Additions and contractual changes	20,624	47,461
Payments	(47,545)	(86,097)
Interest	16,564	32,314
Balance at end of the period	237,923	248,280

(b)	Expenses recognized in the income statement

	As of,
	June 30, 2026	June 30, 2025
Depreciation (1)	31,352	28,001
Interest expenses (2)	16,564	15,532
Total	47,916	43,533
(1)	This amount is recorded in Depreciation and Amortization combined income statement.
(2)	This amount is recorded in Other Expenses, Net combined income statement.

(c)	Maturity of lease liabilities

	June 30, 2026
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	85,537	113,093	35,573	3,720	237,923

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	83,334	115,219	45,114	4,613	248,280

Payments on short-term leases

Leases under short-term contracts are not recognized as right-of-use assets, with the related expenses being recognized under “General and Administrative Expenses” in the Income Statement. For the period ended June 30, 2026, there were R$5,800 short-term contract expenses, June 30, 2025, there were R$2,580 short-term contract expenses.

11.	Other Assets

	As of,
	June 30, 2026	December 31, 2025
Interbank transactions	140,632	123,290
Prepaid expenses	440,982	302,926
Collection receivable	257,218	291,331
Deposits Pledged as Guarantee - Labor	37,782	37,500
Recoverable taxes	98,405	86,891
Deposits Pledged as Guarantee - Tax	14,688	14,184
Deposits Pledged as Guarantee - Civil	105,369	74,960
Partnership Program (2)	-	96,252
Commissions	36,040	22,388
Advance to FGC – Fundo Garantidor de Créditos(1)	112,750	-
Others	84,660	65,843
Total	1,328,526	1,115,565

Current	806,242	650,743
Non-Current	522,284	464,822
(1)	Amounts advanced by financial institutions that are members of the Brazilian Credit Guarantee Fund (FGC) to temporarily strengthen the fund’s liquidity and support the fulfillment of its statutory obligations, including deposit insurance coverage and assistance or resolution measures involving participating institutions. Such amounts are recognized as assets by the contributing institution, as they represent amounts expected to be reimbursed or offset in accordance with the FGC’s rules over the next 60 months.
(2)	The partners’ outstanding debt was converted into a Credit Note (CCB - Note 6.3 – others), which is included in the credit portfolio as of June 30, 2026. Therefore, this debt no longer exists as other assets.

2q26	31

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

12. Provision for contingencies

Management classifies the risk of loss of legal and administrative proceedings in which the Group is a party as a defendant. Provisions are recorded for contingencies classified as a probable risk of loss and Management believes that the recorded amount is sufficient to cover those losses.

(a)	Probable losses

	As of,
	June 30, 2026	December 31, 2025
Legal and administrative proceedings:
Civil	215,712	217,015
Labor	105,002	71,755
Tax	1,757	21,573
Total	322,471	310,343

Civil lawsuits are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the opinion of legal advisors, the nature of the lawsuits, similarity with previous cases, complexity, and legal precedent, as well as when there is probable expectation of future cash disbursement.

Labor claims are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the claim status and the history of losses. From the date of the hearing until an initial court decision, labor claims are measured by the average of losses occurred within the last 12 months. After the appeal, the losses are measured based on experts’ calculations until the settlement.

There are no significant administrative claims in process for non-compliance with the rules of Brazilian Financial System, tax claims or payment of penalties that may cause significant impacts to the Group’s financial statements.

(b)	Possible losses

The Group is a party to certain legal and administrative proceedings, which, in accordance with their nature and the risk of loss evaluation, the Group does not qualify the risk of loss as probable:

	As of,
	June 30, 2026	December 31, 2025
Possible losses:
Civil	50,000	50,000
Labor	25,385	23,455
Tax	43,733	40,176
Total	119,118	113,631

(c)	Judicial deposits

Judicial deposits are recognized as "Other Assets" in the balance sheet.

2q26	32

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Changes in provision

	June 30, 2026
	Civil	Labor	Tax	Total
Opening balance	217,015	71,755	21,573	310,343
Additions/(Reversals)	104,561	22,309	66	126,936
Reclassification	-	19,882	(19,882)	-
Consumption	(105,864)	(8,944)	-	(114,808)
Closing balance	215,712	105,002	1,757	322,471

	December 31, 2025
	Civil	Labor	Tax	Total
Opening balance	217,845	82,511	1,567	301,923
Additions/(Reversals) in provision	159,097	13,257	20,006	192,360
Consumption	(159,927)	(24,013)	-	(183,940)
Closing balance	217,015	71,755	21,573	310,343

13. Other Liabilities

	As of,
	June 30, 2026	December 31, 2025
Accounts payable	382,010	370,628
Tax and social security	74,408	385,631
Personal expenses	172,429	118,739
Other liabilities – personal bonuses	31,075	113,284
Interbank transactions	81,640	78,774
Expected credit losses (1)	4,332	4,249
Partnership program liabilities (2)	-	169,365
Security	45,441	15,632
Other Liabilities	88,679	74,439
Total	880,014	1,330,741

Current	875,014	1,321,088
Non-Current	5,000	9,653
(1)	Refers to credit limits granted and not used.
(2)	Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b). After the IPO, the program’s repurchase clause was extinguished, resulting in its classification as equity.

14. Obligations related to credit assignments

The Group recognizes obligations arising from the assignment, with co-obligation, of credit receivables originating from payroll-deductible loan transactions, pursuant to agreements for the promise of transfer and acquisition of credit rights and other covenants entered into with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC” and Fundo de Investimento em Direitos Creditórios Agibank II – Responsabilidade Limitada “FIDC II” (Note 6.3(b)).

The associated liabilities represent the Group’s contractual obligation to repay the funding obtained in connection with such credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions; accordingly, they are not available for unrestricted sale or re-pledging by Banco Agibank.

2q26	33

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Obligations related to the assignment of credit receivables through the investment funds “FIDC” and “FIDC II” are contractually segregated into senior and subordinated quotas. The subordinated quotas, which absorb first losses and provide exposure to residual returns, are fully held by the Group. In the case of FIDC II, the Group acquired the subordinated quotas with the intention of retaining exposure to the residual risks and rewards associated with the transferred receivables portfolio, including the first-loss position.

Therefore, these quotas are eliminated in the consolidation process (Note 2a). Accordingly, only the senior quotas held by third-party investors, which give rise to a contractual obligation to deliver cash, remain recognized as liabilities in the consolidated financial statements.

	June 30, 2026	December 31, 2025
Vert-9 Companhia Securitizadora de Créditos Financeiros	3,455,201	3,364,206
Vert-5 Companhia Securitizadora de Créditos Financeiros	597,789	748,641
Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC”	2,014,131	2,013,830
Fundo de Investimento em Direitos Creditórios Agibank II – Responsabilidade Limitada “FIDC II”	2,514,434	-
Opea SPE 02 Companhia Securitizadora de Créditos Financeiros	4,576,546	4,270,668
Total	13,158,101	10,397,345

15. Equity

(a)	Pre reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. No share capital is presented prior to the corporate reorganization as the financial statements reflect the combination of the Company and Nuova. The net investment and the profit (loss) for the year/period are derived by aggregating the net assets of the Company and its subsidiaries with those of Nuova and its subsidiaries.

In accordance with Article 25 of the by-laws, the distribution of mandatory dividends amounting to 25% (twenty-five percent) of the net profit adjusted as per Articles 201 and 202 of Law No. 6,404/76 is assured, to be paid as stipulated in Article 205, § 3 of the same legal provision, upon the conclusion of the fiscal year.

(b)	After reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. In 2026, in connection with the Group’s initial public offering (“IPO”) on the New York Stock Exchange, the Group implemented a corporate reorganization whereby a new holding company, AGI Inc, was incorporated and became the ultimate parent entity of the Group.

As part of this reorganization, control of Agi Financial Holding S.A. and its subsidiaries was transferred to AGI Inc through a series of equity transactions that did not result in any change in the underlying ownership interests of the Group’s shareholders. Following the reorganization, AGI Inc became the holding company and the owner of the consolidated financial statements presented herein.

2q26	34

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

The corporate reorganization was accounted for as a transaction under common control. Accordingly, the assets, liabilities and equity balances were recognized at their historical carrying amounts, and no goodwill or gain arose from the reorganization.

The share capital is represented by 160,135,072 common shares, each with a par value of US$0.00005. The total amount of share capital, when expressed in Brazilian reais is R$ 40.

	June 30, 2026	December 31, 2025(1)
Class of shares	Number of shares	Number of shares
Common shares A	58,905,713	40,164,732
Common shares B	101,229,359	97,544,226
Total share capital	160,135,072	137,708,958

(1) In connection with the Company’s initial public offering (IPO), all previously outstanding common and preferred share classes were converted into the Company’s new Class A and Class B common shares based on the conversion terms approved as part of the IPO transaction. The share capital structure presented in these financial statements reflects this conversion.

Following the corporate reorganization completed in 2026, the Company’s share capital consists solely of Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares and Class B Common Shares rank pari passu with respect to rights to dividends, distributions and returns of capital, and share ratably in the profits and net assets of the Company.

The two classes differ only with respect to voting rights. Each Class A Common Share entitles its holder to one (1) vote on all matters submitted to shareholders, whereas each Class B Common Share entitles its holder to ten (10) votes on such matters. Except for the voting rights described above, Class A Common Shares and Class B Common Shares have the same rights, preferences, privileges and restrictions in all other respects.

At the Extraordinary General Meeting held on February 19, 2025, the issuance of 35,466,285 Class D preferred shares was approved at an issuance price of R$400,000, of which R$20,000 was allocated to share capital and R$380,000 was allocated to the capital reserve. The issuance forms part of the Shareholders’ Agreement entered into between the Company and the investment fund “LCM BIGBANG FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.” The transaction was carried out through the contribution of the shares of Banco Agibank S.A. that the investment fund had acquired on December 27, 2025. As a result, from that date the Company came to hold 100% of the equity interest in Banco Agibank S.A. The share issuance, together with the increase in ownership interest in Banco Agibank S.A., resulted in a change of R$124,961 between controlling and non-controlling interests.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda. The Net Impact of the movement was R$7,263.

At the Extraordinary General Meeting held on October 27, 2025, the increase of AGI Financial Holding’s share capital in the amount of R$53,873 was approved, through the partial capitalization of the amounts recorded as interest on equity payable, with the issuance of 15,050 thousand registered shares. Of these, 528 thousand were Class A preferred shares with a nominal value of R$1,892 each, and 14,522 thousand were Class E preferred shares with a nominal value of R$51,981 each.

2q26	35

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

At the Extraordinary General Meeting held on December 30, 2025, the increase of the Company’s share capital in the amount of R$877,101 was approved, without the issuance of new shares, through the capitalization of retained earnings for the period, legal reserve, statutory reserve and reserve for mandatory dividends not distributed, based on the interim condensed balance sheet dated November 30, 2025.

In January 2026, the Company completed a capital increase through the issuance of new registered, book-entry shares with no par value, in accordance with the resolutions approved by the shareholders and applicable corporate law.

As a result of the capital increase completed in January 2026, the Company’s share capital amounted to R$2,753,908.7, fully subscribed and paid in, and is divided into 858,519,967 registered, book-entry shares with no par value, comprised of 418,168,922 common shares, 42,114,575 Class A preferred shares, 145,674,473 Class B preferred shares, 142,984,328 Class C preferred shares, 35,466,285 Class D preferred shares, and 74,111,384 Class E preferred shares.

The newly issued shares were fully subscribed by existing shareholders. The remaining shareholders, having been previously consulted, expressly waived their preemptive subscription rights, in accordance with applicable corporate legislation.

(c)	Usufruct dividends

On June 28, 2025, a usufruct agreement was executed between the Bank and the Company, pursuant to which dividends and interest on capital declared by the Bank are paid directly to the shareholders of the Company. Although the Company remains the legal owner of the shares of the Bank, the shareholders of the Company are entitled to receive such distributions during the term of the agreement. These amounts distributed by the Bank to the shareholders of the Company were recorded as a reduction in retained earnings.

The agreement was terminated in 2026. As a result, as of that date, dividends and interest on capital declared by the Bank are no longer paid directly to the shareholders of the Company. As the agreement has been extinguished, no such payments will occur in subsequent periods.

Accordingly, no amounts related to usufruct dividends were recognized for the period ended June 30, 2026, and the comparative information for prior periods reflects the effects of the usufruct agreement only to the extent applicable.

2q26	36

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Earnings per share

Earnings per share are calculated by dividing profit for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume the conversion of all potentially dilutive instruments. As of the reporting dates presented, the Company did not have potentially dilutive instruments outstanding and, therefore, diluted earnings per share is equal to basic earnings per share.

In connection with the corporate reorganization carried out prior to the Company’s IPO, the shareholders of AGI Financial Holding contributed their shares to AGI Inc, resulting in AGI Inc becoming the holding company of the Group.

Additionally, a change in the nominal structure of the share capital was implemented, resulting in a conversion ratio of 6.1494 shares for 1 share.

For purposes of calculating earnings per share, the number of ordinary shares outstanding for prior periods has been retrospectively adjusted to reflect the share exchange resulting from the corporate reorganization and the change in the share capital structure, as if these transactions had occurred at the beginning of the earliest period presented.

	For the Periods Ended
Continuing operations:	June 30, 2026	June 30, 2025
Net income attributable to owners of the parent company	386,811	620,405
Class A	115,871	168,250
Class B	270,940	452,155
Weighted average number of outstanding shares following the corporate reorganization	386,811	620,405
Class A	41,485,255	35,649,315
Class B	97,004,743	95,803,594

Basic and diluted earnings per share – R$
Common Share	2.79	4.72

The Company currently has Class A and Class B shares outstanding, and all shares have the same rights to participate in the Company’s profits. Accordingly, the Company does not present a separate allocation of net income between different classes of shares.

For the periods presented, profit attributable to equity holders corresponds entirely to holders of ordinary shares.

As there are no classes of shares with different economic rights and no instruments that require a separate participation in earnings, all earnings per share amounts presented are based solely on the weighted average number of ordinary shares outstanding during the period.

(e)	Treasury shares

As of June 30, 2026, the Group held 299,242 treasury shares amounting to R$ 16,965, recorded as a deduction from equity. The repurchase were executed as follows:

Date	Number of shares	Amount
February 25, 2026	178,543	11,037
March 19, 2026	120,699	5,928
Total	299,242	16,965

2q26	37

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

16. Net Interest Income

	For the Three Months Periods Ended		For the Six Months Periods Ended
Interest income using the effective interest method	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Fixed income securities	480,492	145,708	949,713	270,103
Loans and advances - Credit institutions	33,440	9,337	62,068	18,857
Loans and advances – Customers	2,316,153	2,061,038	4,528,423	3,992,233
Total income	2,830,085	2,216,083	5,540,204	4,281,193

Interest expense using the effective interest method
Customer deposits	(649,583)	(651,793)	(1,350,315)	(1,226,887)
Assignment of financial assets	(756,320)	(242,474)	(1,398,880)	(447,292)
Contributions to the Credit Guarantee Fund	(6,913)	(6,897)	(14,438)	(13,221)
Interest expense on financial bills issued	(254,792)	(207,033)	(515,601)	(348,153)
Interbank deposits	(44,900)	(17,424)	(50,867)	(27,150)
Interest expense on loans and borrowings	(22,057)	(5,699)	(31,775)	(18,703)
Total expense	(1,734,565)	(1,131,320)	(3,361,876)	(2,081,406)
Net interest income	1,095,520	1,084,763	2,178,328	2,199,787

17. Operating Expenses and other Revenues

(a)	Commissions, banking fees and other revenues from services

	For the Three Months Periods Ended		For the Six Months Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Banking fees	27,898	29,936	64,306	61,513
Brokerage commissions	104,025	171,630	164,653	450,613
Other revenue commissions	3,629	4,954	7,308	10,289
Total	135,552	206,520	236,267	522,415

(b)	Selling, General and Administrative Expenses
	For the Three Months Periods Ended		For the Six Months Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Advertising expenses	(15,332)	(9,231)	(30,386)	(12,879)
Communication expenses	(5,908)	(7,118)	(12,262)	(13,984)
Financial system service expenses	(149,962)	(113,519)	(282,457)	(219,228)
Maintenance expenses	(10,879)	(8,976)	(21,838)	(16,796)
Promotion expenses	(1,886)	(616)	(3,065)	(4,245)
Data processing (rental and maintenance expenses)	(38,184)	(40,938)	(75,917)	(79,040)
Technical services expenses	(130,660)	(72,250)	(242,770)	(124,950)
Travel expenses	(2,800)	(2,394)	(4,896)	(4,720)
Administrative expenses	(3,618)	(2,332)	(7,125)	(5,240)
Legal expenses	(85,026)	(67,733)	(126,934)	(145,669)
Other general and administrative expenses	(25,873)	(5,857)	(44,308)	(22,042)
Total selling, general and administrative expenses	(470,128)	(330,964)	(851,958)	(648,793)

(c)	Personnel Expenses

	For the Three Months Periods Ended		For the Six Months Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Compensation Expenses	(56,456)	(64,578)	(76,838)	(96,175)
Benefits	(38,252)	(44,878)	(71,750)	(65,536)
Other personal expenses	(1,022)	(756)	(1,982)	(1,626)
Social security costs	(35,795)	(33,707)	(71,525)	(68,151)
Total Personnel Expenses	(131,525)	(143,919)	(222,095)	(231,488)

2q26	38

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Tax Expenses

	For the Three Months Periods Ended		For the Six Months Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Tax on Services (ISS)	(16,909)	(24,522)	(32,038)	(54,554)
Social Integration Program (PIS)	(13,375)	(14,429)	(27,121)	(32,920)
Tax for Social Security Financing (Cofins)	(73,900)	(77,402)	(151,387)	(174,835)
Other tax expenses	(5,713)	(2,001)	(10,397)	(3,905)
Total Tax Expenses	(109,897)	(118,354)	(220,943)	(266,214)

18. Other income (expenses), net

	For the Three Months Periods Ended		For the Six Months Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Non-operating income	148	355	298	491
Addition/reversal of other provisions	-	-	46	-
Interest on lease liabilities	(9,147)	(7,981)	(16,564)	(15,532)
Tax Incentive (1)	7,508	13,194	14,382	27,413
Partnership Program Expense (2)	-	(23,804)	-	(25,310)
Other operating expense	11,613	(784)	(5,125)	(7,562)
Total Other income (expense), net	10,122	(19,020)	(6,963)	(20,500)

(1) The Company receives a municipal tax incentive related to the local services tax (“ISS”), which reduces the effective tax rate on certain service revenues. The incentive is granted for a fixed 10-year period, subject to ongoing compliance with operational requirements, and the amounts may vary depending on service volumes or changes in local rules.

(2) Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

19. Related parties

(a)	Compensation for key management personnel

For the three-months and six-months periods ended June 30, 2026 and June 30, 2025, the benefits provided in the form of fixed compensation to the Group’s key management, were as follows:

	For the Three Months Periods Ended		For the Six Months Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Remuneration	8,285	14,269	15,435	20,992
Social charges	1,864	3,210	3,473	4,723
Total	10,149	17,479	18,908	25,715

(b)	Partnership program

On July 1, 2019, the Partnership Program was approved at the Extraordinary General Meeting, allowing managers and employees to participate in the Group’s increase in net assets by purchasing preferred shares. The purchase and sale value of the shares was initially defined as the Bank’s net assets per share (subsequently changed to the Company’s net assets per share), based on the most recent available audited financial statements, with a payment term of 60 months. A participant leaving the Group’s employment had the right to sell their shares to the Bank, at net assets per share, calculated based on the most recent audited financial statements available immediately before the repurchase request.

2q26	39

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

As the shares were redeemable at the option of the holder, the Group did not have the legal right to avoid cash payment and so classified the preferred shares issued under the Partnership program as a liability in accordance with IAS 32 Financial Instruments: Presentation.

In 2022, a new Partnership Program was launched, allowing managers and employees to become shareholders of the Company through a contract related to the purchase of shares. The purchase value of the shares was based on the Group’s last fundraising round with third party investors, per share, adjusted by the TLP interest rate index until payment was settled by the employee. Under the previous structure, the Company retained the right to repurchase these shares, and the repurchase price was determined based on the growth in the Company’s net assets between the grant date and the relevant tranche period.

Following the Company’s IPO and the removal of the contractual repurchase clause, the Partnership Program structure was modified. Under the current structure, employees may obtain financing through a credit instrument (CCB – Cédula de Crédito Bancário) to acquire the shares. As a result of these changes, the shares are no longer classified as a financial liability under IAS 32. The balance previously recognized as a liability related to the Partnership Program was reclassified to equity of AGI Financial Holding. In addition, the amounts previously recognized as receivables from participants were reclassified and are currently presented as part of the Group’s credit portfolio.

As of June 30, 2026, there were no balances recorded as receivables from participants under the previous structure (R$62,484 as of December 31, 2025), as disclosed in the note 11 – “Other Assets”.

As of June 30, 2026, there were also no balances recorded as liabilities related to the Partnership Program (R$169,365 as of December 31, 2025), as disclosed in Note 13 - Other liabilities. Accordingly, no financial income or expense related to the remeasurement of participants’ shares was recognized for the period ended June 30, 2026 (R$25,310 as of June 30, 2025), as disclosed in note 18 - Other income (expenses), net.

On April 29, 2026, AGI Inc issued 205,002 common shares with a total value of R$ 7,347 under the Company’s Partnership Program, recorded in share premium reserve and share capital. The shares were issued to settle services providers related to transactions costs from IPO.

20. Non-cash items

The net cash generated by financing and investing activities includes only those transactions that impacted the Group’s cash. The table below shows investing and financing activities which did not involve the use of cash and/or cash equivalents:

	For the Six Months Periods Ended
	June 30, 2026	June 30, 2025
Additions to right-of-use assets	20,624	19,902
Repurchase of Treasury shares	5,910	-
Total	26,534	19,902

2q26	40

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

21.	Sensitivity analysis

The following analysis estimates the potential impact on profit or loss of the Group financial instruments under hypothetical stress scenarios of the main market risk factors affecting each position.

As of June 30, 2026 and December 31, 2025, we identified that the principal market risk is linked to changes in fixed and floating-rate indices applicable to our financial assets and liabilities, which serve as the benchmarks for these positions. For the hypothetical stress scenarios, the reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate.

The floating-rate indices are primarily tied to the CDI and SELIC index rate, which reflects the average interbank deposit rate in Brazil, and to the IPCA—Brazil’s broad national consumer price index, which measures overall Brazilian inflation and is published monthly by the Brazilian Institute of Geography and Statistics (IBGE). For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense, considering no other changes during this period. For fixed rate instruments, the table presents the sensitivity of fair value in the hypothetical scenario. The Group has not identified any risks related to exchange rates or commodity fluctuations in assets or liabilities.

	For the period ended
	June 30, December 31,
	2026	2025
Inflation (IPCA) (1)	4.6%	4.3%
Interest rate (SELIC) (2)	14.1%	14.9%

Source:  IBGE and Brazilian Central Bank.

(1) The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.

(2) The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

2q26	41

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

Sensitivity analysis of changes in interest rates

			Interest Change Scenario
As of June 30, 2026	Rate Risk	Total Portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		46,997,411	(317,663)	317,663
Debentures	Fixed Rate	1,927,993	(10,361)	10,361
Debentures	CDI	4,231,553	52,454	(52,454)
Gross Credit Portfolio ¹	Fixed Rate	36,558,035	(375,757)	375,757
Government Securities – Other Countries (ICO)	Fixed Rate	2,599,118	(327)	327
National Treasury Notes (NTN)	IPCA	96,961	430	(430)
Financial Treasury Bills (LFT)	SELIC	359,237	718	(718)
Securities Provided as Collateral – Bearer Note	CDI	799,657	9,913	(9,913)
Investments – Bearer Note	CDI	424,857	5,267	(5,267)
Financial assets measured at fair value through profit or loss		1,890,820	33,587	(33,587)
Financial Instruments – Derivatives	CDI	579,869	22,504	(22,504)
Investment securities - Financial Bills (LF)	CDI	50,397	609	(609)
Investment securities - Financial Treasury Bills (LFT)	Selic	824,167	13,916	(13,916)
Government Securities – Other Countries (CETES)	Fixed Rate	118,395	(690)	690
Investment securities - National Treasury Notes (LTN)	Fixed Rate	272,550	(2,752)	2,752
Investment securities - National Treasury Notes (NTN)	IPCA	253	-	-
Investments fund quotas	-	45,189	-	-

Financial Liabilities
Other Liabilities		13,158,101	193,872	(193,872)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	13,158,101	193,872	(193,872)
Financial liabilities measured at amortized cost		31,016,253	(208,423)	208,423
Demand customer deposits	-	566,165	-	-
Funds from acceptances and issuance of securities	CDI	6,266,395	(79,457)	79,457
Time customer deposits	CDI	8,073,182	(104,808)	104,808
Debt issued and other borrowed funds	CDI	547,054	(6,781)	6,781
Time customer deposits	IPCA	4,545,359	(20,155)	20,155
Funds from acceptances and issuance of securities	Fixed Rate	18,643	186	(186)
Time customer deposits	Fixed Rate	5,796,210	62,239	(62,239)
Loans and borrowing	CDI	1,502,534	(19,026)	19,026
Debt issued and other borrowed funds	Fixed Rate	209,560	2,655	(2,655)
Repurchase agreements	CDI	3,491,151	(43,276)	43,276

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

2q26	42

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		42,521,279	(352,850)	352,850
Debentures	Fixed Rate	1,739,683	(10,745)	10,745
Debentures	CDI	3,941,507	51,111	(51,111)
Gross Credit Portfolio ¹	Fixed Rate	34,365,118	(378,095)	378,095
Government Securities – Other Countries (ICO)	Fixed Rate	1,511,277	(14,989)	14,989
Government Securities – Other Countries (KDB)	Fixed Rate	289,509	(2,103)	2,103
National Treasury Notes (NTN)	IPCA	94,070	384	(384)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256,000	(2,616)	2,616
Financial Treasury Bills (LFT)	SELIC	324,115	4,203	(4,203)
Financial assets measured at fair value through profit or loss		3,102,639	39,717	(39,717)
Financial Instruments – Derivatives	CDI	250,582	23,175	(23,175)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,722,314	22,335	(22,335)
Investment securities - Financial Bills (LF)	CDI	210,891	2,735	(2,735)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646,754	(6,596)	6,596
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139,335	(1,141)	1,141
Investments fund quotas¹	-	132,763	(791)	791

Financial Liabilities
Other Liabilities		(10,397,345)	161,526	(161,526)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397,345)	161,526	(161,526)
Financial liabilities measured at amortized cost		(31,699,084)	(174,536)	174,536
Demand deposits	-	(345,801)	-	-
Funds from acceptances and issuance of securities	CDI	(6,152,941)	(79,891)	79,891
Time customer deposits	CDI	(8,025,775)	(109,627)	109,627
Debt issued and other borrowed funds	CDI	(530,311)	(6,877)	6,877
Time customer deposits	IPCA	(4,368,545)	(18,133)	18,133
Funds from acceptances and issuance of securities	Fixed Rate	(17,588)	176	(176)
Time customer deposits	Fixed Rate	(8,110,561)	87,870	(87,870)
Loans and borrowing	CDI	(667,089)	(8,651)	8,651
Debt issued and other borrowed funds	Fixed Rate	(229,027)	2,761	(2,761)
Repurchase agreements	CDI	(3,251,446)	(42,164)	42,164

(1)	Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

22.	Capital Management

The assessment of capital needs is carried out based on Agibank’s strategic planning and is operationalized through the economic and financial budget. This process is based on the following assumptions: projected asset growth, grounded on estimates of credit supply; estimates of delinquency and collections; projection of the liabilities required to sustainably maintain liquidity given the need for asset growth, including the number of employees, the level of technology, as well as revenues and expenses—whether operational or administrative—that will arise from the expected evolution of the operations.

The Broad Basel Ratio at the close of recent periods reflects the adequacy of capital in relation to the aforementioned objectives.

2q26	43

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

	As of,
Capital Adequacy	June 30, 2026	December 31, 2025
Referential Equity (PR)	3,856,465	3,876,865
Referential Equity - Tier I	3,530,635	3,549,410
Common Equity	3,302,374	3,320,568
Additional	228,261	228,842
Referential Equity - Tier II	325,830	327,455
Risk-Weighted Assets (RWA)	27,757,645	25,008,421
Credit Risk (RWAcpad)	23,643,599	22,483,368
Market Risk (RWAmpad)	441,462	227,428
Operational Risk (RWAopad)	3,672,584	2,297,625
Banking Risk (RBAN)	756,668	699,475
Full Exposure	49,988,687	48,936,525
Capital Adequacy Ratio (PR/RWA)	13.89%	15.50%
Capital Adequacy Ratio (PR/RWA+RBAN)	13.52%	15.08%
Leverage Ratio	7.06%	7.25%

The minimum level required for the Basel Ratio under the current regulation is 10.5%, in accordance with CMN Resolution No. 4,958. As of June 2026, Agi has a capital buffer of 3.02%.

	As of,
Composition of Referential Equity (PR)	June 30, 2026	December 31, 2025
Equity	7,960,430	5,277,257
Negative Prudential Adjustments to Tier 1 Capital	(4,815,639)	(2,193,063)
Positive Prudential Adjustments to Tier 1 Capital	157,583	236,374
Referential Equity	3,302,374	3,320,568
Complementary Capital	228,261	228,842
Tier I	3,530,635	3,549,410
Instruments Eligible for Tier II	325,830	327,455
Tier II	325,830	327,455
Referential Equity	3,856,465	3,876,865

Agibank’s Tier II Capital is composed of subordinated financial notes (Letras Financeiras Subordinadas), totaling a principal amount of R$ 322,700 and a current outstanding balance of R$ 528,353. There is no forecast for the early redemption of these instruments.

					As of,
Financial Instrument	Principal	Issuance	Maturity	Remuneration	June 30, 2026	December 31, 2025
Subordinated Letters of Credits	20,000	Apr/20	Apr/26	10.5%	-	35,200
Subordinated Letters of Credits	15,000	Nov/21	Nov/27	CDI + 4%	31,243	28,680
Subordinated Letters of Credits	300	May/22	Jun/29	16.85%	565	523
Subordinated Letters of Credits	2,900	May/22	May/29	CDI + 4%	5,627	5,166
Subordinated Letters of Credits	39,300	May/22	May/29	16.43% a 16.69%	73,283	67,971
Subordinated Letters of Credits	900	Jun/22	Jun/29	CDI + 4%	1,728	1,587
Subordinated Letters of Credits	2,100	Jun/22	Jun/29	17.33% a 17.57%	3,989	3,685
Subordinated Letters of Credits	10,200	Jun/22	Jun/29	16.97% a 17.41%	19,243	17,800
Subordinated Letters of Credits	92,700	Jul/22	Jul/29	CDI + 4%	176,110	161,666
Subordinated Letters of Credits	58,200	Jul/22	Jul/29	17.33% a 17.57%	110,213	101,753
Subordinated Letters of Credits	1,200	Jul/22	Jul/29	16.97% a 17.41%	2,267	2,095
Subordinated Letters of Credits	99,900	Mar/24	Mar/34	CDI + 2.85%	104,085	104,372
Total	342,700				528,353	530,498

2q26	44

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

23.	Risk Management and Financial Instruments

The Group considers risk management to be a fundamental strategic tool, carried out by an independent risk management unit, based on best market practices, with the objective of ensuring that the risks to which the institution is exposed are managed according to the risk appetite, policies, and established procedures. Monitoring is conducted through daily reports delivered to the Executive Officers and key leadership, with performance comments and exposure statements in relation to the limits set institutionally, always prioritizing proactivity in managing these risks.

(a) Credit Risk: Refers to the possibility of losses resulting from the failure of the borrower, issuer, or counterparty to fulfill their respective financial obligations under the agreed terms. The risk management area conducts daily stress tests on the credit portfolio, measuring the impact of increased delinquency on the company’s results and other risk indicators.

(b) Market Risk: The possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including risks from transactions subject to currency variation, interest rates, indexes, stock prices, and commodity prices. Market risk control is conducted through standardized procedures and in accordance with corporate policies. The allocation of available resources from the Bank and controlled companies are always made with the goal of mitigating exposure to market risk.

(c) Liquidity Risk: The possibility of imbalances between tradable assets and payable liabilities that could affect the institution's ability to meet its payment obligations, considering different currencies and settlement terms for its rights and obligations. Liquidity risk monitoring is performed daily based on established indicators, cash flow, and stress scenarios.

(d) Operational Risk: The possibility of losses resulting from failure, deficiency, or inadequacy of internal processes, people, and systems, or from external events. It includes legal risk associated with inadequacy or deficiencies in contracts signed by the institution, as well as sanctions for non-compliance with legal provisions and compensation for third-party damages arising from the institution's activities. The evaluation of operational risks is conducted to ensure the quality of the control of the environment, adhering to internal guidelines and current regulations. Matters related to operational risk are reported through monthly reports to senior management and specific reports to area managers.

(e) Credit risk management and allowance for expected credit losses

Credit risk management objectives and strategies:

i.	Credit Risk Exposure

Agibank’s credit risk exposures primarily originate from secured operations, particularly payroll products, where the primary risk relates to events such as death or suspension of social security benefits. For unsecured products, the risk stems from potential customer default, mitigated through policies that prioritize transactions with clients maintaining an active banking relationship, such as salary deposits with the institution.

2q26	45

AGI Inc

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais - R$, unless otherwise stated)

ii.	Risk Management Objectives, Policies and Processes

The objective of credit risk management is to ensure portfolio quality and preserve financial soundness, maintaining delinquency levels within the risk appetite defined by the Executive Board in the Risk Appetite Statement (RAS). Policies and processes include credit analysis based on internal models, risk classification, establishment of limits by client and segment, continuous exposure monitoring, and provisioning practices in compliance with Central Bank regulations and IFRS 9.

iii.	Measurement and Monitoring

Measurement methods encompass internal models for calculating Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), in addition to stress testing to assess portfolio resilience under adverse scenarios. Model monitoring is performed on an ongoing basis through periodic validation, backtesting, and performance analysis, ensuring that underlying assumptions remain aligned with observed data and that models maintain predictive capability amid changes in portfolio behavior and macroeconomic conditions. Key indicators monitored include the non-performing loan ratio (NPL), coverage ratio, sector concentration, internal ratings, and provisioning levels, which enable assessment of clients’ repayment capacity and adequacy of provisions relative to assumed risk.

iv.	Changes from Prior Period

During the current period, there were no material changes in credit risk management policies or processes compared to the prior year, maintaining the strategy of concentration in secured products and mitigation through banking relationship.

v.	Governance Structure

Credit risk governance is organized into multiple layers to ensure effective oversight and compliance, including:

•	Credit Committee – responsible for defining strategies and lending policies.
•	Risk Committee – overseeing regulatory indicators and adherence to the risk appetite.
•	Credit Risk Management Department – an independent unit ensuring portfolio quality.
•	Chief Risk Officer (CRO) – accountable for governance oversight and reporting to the Executive Board.

These governance structures ensure exposures are monitored, measured, and maintained within established limits, with processes regularly reviewed to ensure regulatory compliance and alignment with best market practices.

2q26	46

BOARD OF DIRECTORS Rosa Rios Board Member Aod Cunha de Moraes Junior Conselheiro Board Member Gabriel Felzenszwalb Board Member Daniel Keprel Goldberg Board Member Humberto Goes Linaris Board Member

EXECUTIVE MANAGEMENT

Marciano Testa

Founder, Executive Chairman and CEO

Glauber Marques Correa

Chief Operating Officer

Rafael de Oliveira Morais

Chief Risk and Controllership

Officer

Lucas Araújo de Aguiar

Chief People and Governance

Officer

Marcello Winik Dubeux

Chief Financial and Investor Relations Officer

Vinicius Birkeland Aloe

Chief Technology Officer

Matheus Girardi

Chief Sales Officer

Daniel Antonio Pires

Chief Data and Credit Officer

Daniel Monteiro de Farias

Chief Products Officer

2q26	47